Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Fiscal Years Ended					Nine Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	September 30, 2014

Loss from continuing operations	$(272,812)	$(72,624)	$(64,849)	$(59,355)	$(60,294)	$(151,971)
Add back: Fixed charges	21,002	59	63	196	318	15,906
Total loss from continuing operations	(251,810)	(72,565)	(64,786)	(59,159)	(59,976)	(136,065)

Fixed charges:
Interest expense	21,002	59	63	196	318	15,906
Ratio of Earnings to Fixed Charges	*	*	*	*	*	*
Deficiency(1)	$(272,812)	$(72,624)	$(64,849)	$(59,355)	$(60,294)	$(151,971)

*Less than one to one coverage

(1)      Losses in each period.  Earnings insufficient to cover fixed charges by the amounts indicated.